UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KAMAN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Issuer))

3.25% Convertible Senior Notes Due 2024

(Title of Class of Securities)

483548 AF0

(CUSIP Number of Class of Securities)

Kaman Corporation

1332 Blue Hills Avenue

Bloomfield, Connecticut 06002

Telephone: (860) 743-7100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Ian Schuman

Erika Weinberg

Reza Mojtabaee-Zamani

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022-4834

(212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$200,000,000	$24,240

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 3.25% Convertible Senior Notes due 2024 (the “Notes”), as described herein, is $200,000,000, representing 100% of the principal amount of Notes outstanding as of August 23, 2019.

**

Calculated solely for purposes of determining the filing fee. The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,240	Filing Party: Kaman Corporation
Form or Registration No.: 005-34114	Date Filed: August 29, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2019, by Kaman Corporation, a Connecticut corporation (the “Company”). The Schedule TO was filed by the Company, with respect to the obligation of the Company to offer to repurchase from each holder (the “Holder”), each $1,000 principal amount of the Company’s 3.25% Convertible Senior Notes due 2024 (the “Notes”), plus accrued and unpaid interest thereon, to, but excluding September 27, 2019, pursuant to the terms and conditions of the Company Repurchase Notice and Offer to Repurchase dated August 29, 2019 (the “Offer to Repurchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, the Indenture and the Notes.

The Schedule TO was, and this Amendment No. 1 is being, filed in satisfaction of the reporting requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 amends and supplements Item 4, Item 11 and Item 12 of the Schedule TO in the manner set forth below, and all other items and exhibits contained in the Schedule TO remain unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Repurchase, and the other Disclosure Documents.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Repurchase.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information:

“The cash tender offer, which commenced on August 29, 2019, expired at 11:59 p.m., New York City time, on September 26, 2019 (the “Expiration Date”). Subject to the terms and conditions of the Offer to Repurchase, the Company accepted for purchase all Notes that had been validly surrendered and not validly withdrawn prior to the Expiration Date, in the aggregate principal amount of $500,000, representing approximately 0.25% of all outstanding Notes.

The Company promptly deposited with the Depository Agent an amount of cash sufficient to pay for the surrendered Notes validly tendered and not validly withdrawn prior to the Expiration Date, and instructed the Depository Agent to promptly distribute the payment in accordance with the procedures as outlined in the Offer to Repurchase.”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

“On September 27, 2019, the Company issued a press release announcing the results of the cash tender offer, which expired at 11:59 p.m., New York City time, on September 26, 2019. A copy of such press release is filed as Exhibit (a)(5)(B) to this Schedule TO and incorporated herein by reference.”

Item 12. Exhibit Index.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(5)(B)**	Press Release announcing results of cash tender offer, dated September 27, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAMAN CORPORATION

By:	/s/ Robert D. Starr
Name:	Robert D. Starr
Title:	Executive Vice President and Chief Financial Officer

Dated:	September 27, 2019